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                     February 15, 2023

       James M. Brogdon
       Executive Vice President, Chief Financial Officer and Treasurer Simmons First National Corporation
       501 Main Street
       Pine Bluff, Arkansas 71601

                                                        Re: Simmons First
National Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 000-06253

       Dear James M. Brogdon:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance